Exhibit 99.1

111, Inc. Announces Third Quarter 2024 Unaudited Financial Results

•	Maintained Operational Profitability for the Third Consecutive Quarter

•	Operating Expenses as a Percentage of Revenues Decreased 160 Basis Points YoY

•	Held Positive Operating Cash Flow for Three Consecutive Quarters

SHANGHAI, November 27, 2024 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights

•	Net revenues were RMB3.6 billion (US$513.1 million), remaining relatively flat compared to the same quarter last year.

•	Gross segment profit (1) was RMB 210.6 million (US$ 30.0 million) increased by 10.5% year-over-year.

•	Total operating expenses were RMB208.2 million (US$29.7 million), an improvement of 23.2% compared to RMB271.0 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased by 160 basis points to 5.8% from 7.4% in the same quarter of last year, demonstrating continuous improvement in the Company’s operational efficiency.

•	Income from operations was RMB2.4 million (US$0.3 million), compared to loss from operations of RMB80.4 million in the same quarter of last year. 111 maintained operational profitability for the third consecutive quarter.

•	Non-GAAP income from operations (2) was RMB7.1 million (US$1.0 million), compared to Non-GAAP loss from operations of RMB54.0 million in the same quarter of last year.

•	Net cash from operating activities was RMB109.9 million (US$15.7 million). The Company has achieved positive operating cash flow for three consecutive quarters.

(1)              Gross segment profit represents net revenues less cost of goods sold.

(2)              Non-GAAP income from operations represents income from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “While the macroeconomic environment in China continues to present challenges, we are proud of our ability to maintain operational profitability for the third consecutive quarter. This achievement is a testament to the strength of our business model as a one-stop shopping platform that offers the most comprehensive selection of pharmaceutical products at competitive prices. It also highlights our commitment to operational efficiency across the organization. As a result, income from operations in Q3 reached RMB2.4 million, a significant improvement from an operational loss of RMB80.4 million in the prior year.”

Mr. Liu added, “We gained greater operational efficiency through diligent cost management, ongoing infrastructure investments, and effective staffing arrangements, all of which has enabled us to navigate an unfavorable consumer spending environment while delivering solid performance results. Operating expenses were 5.8% of revenues, a reduction of 160 basis points compared to the previous year, while non-GAAP operating expenses as a percentage of revenues decreased by 100 basis points to 5.7%. We aim to lead the pharmaceutical e-commerce sector in efficiency and sharpen our competitive advantages. As we scale and optimize operations, we expect further cost savings, which will be reinvested into growth initiatives, including technological advancements, market expansion, and client base growth, driving future profitability.”

“We are strengthening our core competitiveness in digitalization through advancements across multiple areas, laying a strong foundation for an agile, highly efficient, and customer-centric business that can swiftly adapt to evolving industry needs. Additionally, we've bolstered our supply chain with an expanded transshipment network and new fulfillment centers, further enhancing our service capabilities.”

“Despite challenges, we are still confident in the long-term opportunities ahead. Our investments in AI and digital technologies are not only providing industry-leading efficiency and reshaping the healthcare value chain, but also positioning us to capture significant shifts in the pharmaceutical industry—particularly the unstoppable trend of digital transformation, the growing demand for out-of-hospital drug distribution, and the expansion of the silver economy. By deepening our partnerships with pharmaceutical companies, expanding our fulfillment network, refining our digital platforms, and prioritizing new growth engines, we are well-positioned to engage more industry stakeholders, meet the needs of a broad customer base, and generate sustained growth.”

Third Quarter 2024 Financial Results

Net revenues were RMB3.6 billion (US$513.1 million), representing a decrease of 1.8% from RMB3.7 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended September 30,
	2023	2024	YoY
B2B Net Revenue
Product	3,556,749	3,514,298	-1.2%
Service	20,671	21,731	5.1%

Sub-Total	3,577,420	3,536,029	-1.2%

Cost of Products Sold(3)	3,406,320	3,340,998	-1.9%

Segment Profit	171,100	195,031	14.0%
Segment Profit %	4.8%	5.5%

(In thousands RMB)	For the three months ended September 30,
	2023	2024	YoY
B2C Net Revenue
Product	82,538	61,031	-26.1%
Service	5,287	3,615	-31.6%

Sub-Total	87,825	64,646	-26.4%

Cost of Products Sold	68,301	49,061	-28.2%

Segment Profit	19,524	15,585	-20.2%
Segment Profit %	22.2%	24.1%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.6 billion (US$512.8 million), representing a decrease of 3.9% from RMB3.7 billion in the same quarter of last year.

•	Cost of products sold was RMB3.4 billion (US$483.1 million), representing a decrease of 2.4% from RMB3.5 billion in the same quarter of last year.

•	Fulfillment expenses were RMB100.0 million (US$14.2 million), representing a decrease of 1.6% from RMB101.6 million in the same quarter of last year. Fulfillment expenses accounted for 2.8% of net revenues this quarter, maintaining the same as last year.

•	Selling and marketing expenses were RMB77.0 million (US$11.0 million), representing a decrease of 19.4% from RMB95.5 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.6 million for the quarter and RMB5.1 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues accounted for 2.1% in the quarter as compared to 2.5% in the same quarter of last year.

•	General and administrative expenses were RMB14.4 million (US$2.0 million), representing a decrease of 68.7% from RMB45.8 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB2.3 million for the quarter and RMB16.8 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues accounted for 0.3% in the quarter as compared to 0.8% in the same quarter of last year.

•	Technology expenses were RMB17.5 million (US$2.5 million), representing a decrease of 30.9% from RMB25.4 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB0.9 million for the quarter and RMB4.5 million for the same quarter last year, respectively, technology expenses as a percentage of net revenues accounted for 0.5% in the quarter as compared to 0.6% in the same quarter of last year.

Income from operations was RMB2.4 million (US$0.3 million), compared to loss from operations of RMB80.4 million in the same quarter of last year.

Non-GAAP income from operations was RMB7.1 million (US$1.0 million), compared to non-GAAP loss from operations of RMB54.0 million in the same quarter of last year.

Net loss was RMB3.5 million (US$0.5 million), representing an improvement of 96% from RMB83.5 million in the same quarter of last year. As a percentage of net revenues, net loss amounted to 0.1% in the quarter, down from 2.3% in the same quarter of last year.

Non-GAAP net income (4) was RMB1.3 million (US$0.2 million), compared to non-GAAP net loss of RMB57.1 million in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB17.1 million (US$2.4 million), representing an improvement of 82% from RMB93.3 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders accounted for 0.5% in the quarter, down from 2.5% in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB12.4 million (US$1.8 million), representing an improvement of 82% from RMB66.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders, accounted for 0.3% in the quarter, down from 1.8% in the same quarter of last year.

(4) Non-GAAP net income represents net income excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the third quarter 2024, non-GAAP net income is used as a meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB614.4 million (US$87.6 million), compared to RMB673.7 million as of December 31, 2023. To date, the Company has a total outstanding amount of RMB1.1 billion, which has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities, owed to a group of investors of 1 Pharmacy Technology pursuant to their equity investments made in 2020 as previously disclosed. 111 received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Following communication and negotiation, the Company has reached agreements and/or commitment letters with investors representing approximately 90% of the total amount to reschedule the repayments, allowing for phased repayments at extended periods, if the holders exercise their redemption right. The Company has paid a portion of the repurchase funds upon signing of the agreements. Additionally, the Company is in ongoing discussions with investors holding the remaining approximately 10% of the total amount. For more information about the terms of 111’s arrangements with these investors, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in the Company’s annual report for the fiscal year ended December 31, 2023.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Wednesday, November 27, 2024 (8:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Third Quarter 2024 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10042738-te7sgd.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until December 4, 2024 via:

China: 4001 209 216
United States: +1 855 883 1031
International: +61 7 3107 6325
Conference ID: 10042738

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/3nkscjv6.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses. The Company defines non-GAAP net income (loss) as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income (loss) from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	603,523	531,981	75,807
Restricted cash	20,025	32,430	4,621
Short-term investments	50,143	50,000	7,125
Accounts receivable, net	536,823	425,159	60,585
Notes receivable	77,598	80,853	11,521
Inventories	1,419,396	1,532,170	218,332
Prepayments and other current assets	225,823	234,295	33,388
Total current assets	2,933,331	2,886,888	411,379
Property and equipment, net	34,340	25,558	3,642
Intangible assets, net	2,256	1,643	234
Long-term investments	2,000	1,000	142
Other non-current assets	13,310	15,684	2,235
Operating lease right-of-use asset	103,799	98,909	14,094
Total assets	3,089,036	3,029,682	431,726

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	338,075	168,517	24,013
Accounts payable	1,588,693	1,912,109	272,474
Accrued expense and other current liabilities	818,295	569,246	81,116
Total current liabilities	2,745,063	2,649,872	377,603
Long-term operating lease liabilities	62,624	63,969	9,116
Other non-current liabilities	5,245	8,331	1,187
Total liabilities	2,812,932	2,722,172	387,906

MEZZANINE EQUITY
Redeemable non-controlling interests	870,825	943,774	134,487

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	32	33	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(839)
Additional paid-in capital	3,169,114	3,167,794	451,407
Accumulated deficit	(3,819,249)	(3,864,151)	(550,637)
Accumulated other comprehensive income	72,514	72,602	10,346
Total shareholders' deficit	(583,451)	(629,584)	(89,715)
Non-controlling interest	(11,270)	(6,680)	(952)
Total deficit	(594,721)	(636,264)	(90,667)
Total liabilities, mezzanine equity and deficit	3,089,036	3,029,682	431,726

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	3,665,245	3,600,675	513,092	10,839,503	10,553,474	1,503,858
Operating costs and expenses:
Cost of products sold	(3,474,621)	(3,390,059)	(483,080)	(10,204,779)	(9,926,727)	(1,414,547)
Fulfillment expenses	(101,602)	(99,977)	(14,247)	(299,202)	(276,559)	(39,409)
Selling and marketing expenses	(95,523)	(76,954)	(10,966)	(274,880)	(237,724)	(33,875)
General and administrative expenses	(45,839)	(14,367)	(2,047)	(126,235)	(50,747)	(7,231)
Technology expenses	(25,386)	(17,549)	(2,501)	(75,243)	(54,225)	(7,727)
Other operating (expenses) income, net	(2,696)	602	86	(2,723)	1,941	277
Total operating costs and expenses	(3,745,667)	(3,598,304)	(512,755)	(10,983,062)	(10,544,041)	(1,502,512)
(Loss) Income from operations	(80,422)	2,371	337	(143,559)	9,433	1,346
Interest income	2,362	1,533	218	6,517	5,574	794
Interest expense	(5,433)	(7,810)	(1,113)	(14,525)	(23,067)	(3,287)
Foreign exchange gain (loss)	79	642	91	(1,095)	40	6
Other income (loss), net	38	(193)	(28)	4,552	(116)	(17)
Loss before income taxes	(83,376)	(3,457)	(495)	(148,110)	(8,136)	(1,158)
Income tax expense	(102)	(5)	(1)	(102)	(93)	(13)
Net loss	(83,478)	(3,462)	(496)	(148,212)	(8,229)	(1,171)
Net loss attributable to non-controlling interest	4,315	848	121	7,837	(431)	(61)
Net loss attributable to redeemable non-controlling interest	7,253	438	62	12,529	1,168	166
Adjustment attributable to redeemable non-controlling interest	(21,391)	(14,931)	(2,128)	(54,481)	(37,410)	(5,331)
Net loss attributable to ordinary shareholders	(93,301)	(17,107)	(2,441)	(182,327)	(44,902)	(6,397)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	1,013	(407)	(58)	3,936	(753)	(107)
Realized gains of available-for-sale debt securities	(841)	407	58	(3,558)	896	128
Foreign currency translation adjustments	(1,690)	(1,184)	(169)	4,234	(55)	(8)
Comprehensive loss	(94,819)	(18,291)	(2,610)	(177,715)	(44,814)	(6,384)
Loss per ADS:
Basic and diluted	(1.10)	(0.20)	(0.02)	(2.16)	(0.52)	(0.08)
Weighted average number of shares used in computation of loss per share
Basic and diluted	169,088,015	171,938,537	171,938,537	168,179,779	171,526,062	171,526,062

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by (used in) operating activities	35,208	109,865	15,656	(250,230)	311,563	44,397
Net cash provided by (used in) investing activities	5,163	49,845	7,103	91,913	(141)	(20)
Net cash provided by (used in) financing activities	110,452	(110,510)	(15,748)	204,230	(370,453)	(52,789)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	2,621	(313)	(45)	3,514	(106)	(15)
Net increase (decrease) in cash and cash equivalents, and restricted cash	153,444	48,887	6,966	49,427	(59,137)	(8,427)
Cash and cash equivalents, and restricted cash at the beginning of the period	612,774	515,524	73,462	716,791	623,548	88,855
Cash and cash equivalents, and restricted cash at the end of the period	766,218	564,411	80,428	766,218	564,411	80,428

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

(Loss) Income from operations	(80,422)	2,371	337	(143,559)	9,433	1,346
Add: Share-based compensation expenses	26,402	4,756	678	74,818	15,122	2,155
Non-GAAP (loss) income from operations	(54,020)	7,127	1,015	(68,741)	24,555	3,501

Net loss	(83,478)	(3,462)	(496)	(148,212)	(8,229)	(1,171)
Add: Share-based compensation expenses, net of tax	26,402	4,756	678	74,818	15,122	2,155
Non-GAAP net (loss) income	(57,076)	1,294	182	(73,394)	6,893	984

Net loss attributable to ordinary shareholders	(93,301)	(17,107)	(2,441)	(182,327)	(44,902)	(6,397)
Add: Share-based compensation expenses, net of tax	26,402	4,756	678	74,818	15,122	2,155
Non-GAAP net loss attributable to ordinary shareholders	(66,899)	(12,351)	(1,763)	(107,509)	(29,780)	(4,242)

Loss per ADS(6): Basic and diluted	(1.10)	(0.20)	(0.02)	(2.16)	(0.52)	(0.08)
Add: Share-based compensation expenses per ADS(6), net of tax	0.32	0.06	0.00	0.88	0.18	0.02
Non-GAAP loss per ADS(6)	(0.78)	(0.14)	(0.02)	(1.28)	(0.34)	(0.06)

(6) Every one ADS represents two Class A ordinary shares.